[Cadwalader, Wickersham & Taft LLP Letterhead]

July 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:	NewPage Holdings Inc.

Form 10

Filed May 31, 2013

File No. 0-54963

Ladies and Gentlemen:

On behalf of our client, NewPage Holdings Inc. (“NewPage” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form 10 (the “Form 10”), filed by NewPage with the Commission on May 31, 2013. In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form 10 with the Commission.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by NewPage’s responses thereto.

Business, page 1

Industry Overview, page 6

1.	Please indicate in your disclosure the third party sources or reports that are the basis for your quantitative statements about demand and capacity in the industry. Also, please supplementally provide us with copies of the third party sources or reports, marked to indicate the information that serves as the basis for your statements. Advise us whether this information is publicly available and whether a fee must be paid to obtain the information.

Securities and Exchange Commission

July 11, 2013

Response:

The Company has revised the Form 10 in response to the Staff’s comment at page 6. The revision is provided on page 1 within the Industry Data section. In addition, the Company is supplementally providing copies of the sources under separate cover. The sources are publicly available, but the publishers of the reports require payment of a fee to obtain copies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Estimates, page 22

2.	Please revise your critical accounting policies to address the nature and amounts of revenue dilution (e.g., product returns, discounts, and volume rebates). This disclosure should address management’s process for estimating these amounts, how accurate management’s estimates have been in the past, and whether these estimates are reasonably likely to change in the future. For additional guidance, refer to Section V of SEC Release No. 33-8350.

Response:

The Company notes that customer rebates comprise the majority of customer credits. However, the Company believes they are not material, representing less than 2% of annual sales in 2012. The process for estimating these reserves requires management judgment. However, the rebate programs are not complex and primarily provide for rebates based on sales units. The Company regularly reviews these estimates to determine the adequacy of the reserves recorded and the Company has not experienced material adjustments to the estimates. To provide additional clarification of this policy, the Company has revised the Form 10 in response to the Staff’s comment at page 25.

Results of Operations, page 25

3.	Please revise your disclosure for each period presented to quantify underlying activities that generated income statement variances. For example, your analysis of net sales for the quarter ended March 31, 2013 compared to the quarter ended March 31, 2012 refers to higher sales volume and improved product mix along with lower average paper prices, but does not quantify each item’s impact. Your revised disclosure should address causal factors impacting each income statement line item.

Securities and Exchange Commission

July 11, 2013

Response:

The Company has revised the Form 10 in response to the Staff’s comment at pages 26, 27, 28 and 29.

Liquidity and Capital Resources, page 31

4.	We note your pension plan benefit obligation exceeded the fair value of pension plan assets as of December 31, 2012 by approximately $466 million. With a focus on the potential impact to your liquidity position, please provide disclosure regarding management’s expectations for the timing and amount of expected pension contributions. Your disclosure should include a discussion of management’s long-term plans to address the funded status of your pension plans. Refer to Item 303(A)(1) of Regulation S-K.

Response:

The Company has revised the Form 10 in response to the Staff’s comment at pages 31 and 32.

Capital Expenditures, page 33

5.	Please expand your disclosures of capital expenditures here to describe the nature of the major expenditures incurred during the financial periods presented.

Response:

The Company has revised the Form 10 in response to the Staff’s comment at page 34.

6.	You state on page 34 that you expect to fund $75 million to $100 million of capital expenditures in 2013 with cash flows from operations. We note that your statements of cash flows reflect cash flows used for operating activities of $42 million for the three months ended March 31, 2013, and cash flows provided by operating activities of $3 million for the fiscal year ended December 31, 2012. Please provide additional disclosure here and on page 15 of your filing explaining your expectation that operations will provide the necessary cash flows for your planned capital expenditures.

Securities and Exchange Commission

July 11, 2013

Response:

The Company has revised the Form 10 in response to the Staff’s comment at pages 15 and 34. On a full-year view, capital expenditures are expected to be funded through cash flow from operations, whereas working capital may be funded from time to time through the revolving credit facility. However, the timing of capital expenditures could require funding through the revolving credit facility during interim periods. The Company notes that the amount of cash flows used for operating activities for the three months ended March 31, 2013 includes approximately $42 million with respect to accounts payable and other items related to the Chapter 11 reorganization, which the Company does not expect to recur. In 2012 and 2011, the Company also experienced bankruptcy-related charges which the Company does not expect to recur. In addition, cash flows from operations historically have been subject to seasonal variations, with smaller amounts in the first half of a year and larger amounts in second half of the year.

Executive Compensation, page 41

Compensation Discussion and Analysis, page 41

Compensation Programs for 2013, page 46

Annual Short-Term Incentive Plan

7.	We note your disclosure that the short-term incentive plan for 2013 is based on company achievement of metrics established by the compensation committee, which are Adjusted EBITDA, Adjusted Free Cash Flow and Fixed Cost. While you have identified the metrics and the weighting assigned to each metric, you have omitted disclosure of specific performance targets for each metric. Please revise to disclose all qualitative and quantitative performance targets. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the targets would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the targets. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

July 11, 2013

Response:

The Company has revised the Form 10 in response to the Staff’s comment at page 47.

The Company believes that disclosure of specific targets would result in competitive harm and accordingly, the specific targets have been excluded under Instruction 4 to Item 402(b) of Regulation S-K. As noted in the Company’s current disclosure, the target EBITDA amounts include a modifier for price changes due to participation in a commodity business. Prices and strategies around pricing can have a significant effect on the Company’s results each year. Given the competitive nature of the Company’s business and the historic antitrust focus of the Department of Justice on business pricing practices in the sector, the Company believes that it would be detrimental to disclose price forecasts for the targets since Company production capacity is already published by third-party sources such as RISI along with forecasts in RISI of expected customer demand. Disclosing STIP factors including the Company’s price expectations could enable competitors to take advantage of the Company’s confidential information to the disadvantage of the Company’s shareholders. In addition, the Company believes these details would not meaningfully improve the quality of disclosure to investors.

Equity Ownership, page 46

8.	We note your disclosure to the effect that equity compensation granted to executives in 2012 as part of the emergence from restructuring consisted of restricted stock units and two tranches of stock options, one of which was priced at emergence value and the other priced at a “significant premium” to emergence value. In addition to referring the reader to more detailed information found later in the filing, please enhance your analysis here to clarify the basic features that were determined for the equity awards and the rationale for these features, such as:

•	Time-vesting of the restricted stock units over a period of four years with no performance criteria for vesting;

•	The four-year vesting schedule for the stock options; and

•	The amount of the “significant premium” to emergence value for certain stock options and the quantities of premium versus non-premium options.

Securities and Exchange Commission

July 11, 2013

Response:

The Company has revised the Form 10 in response to the Staff’s comment at pages 47 and 48.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Summary of Significant Accounting Policies, page 82

Maintenance Costs, page 84

9.	We note that you have elected a new accounting policy under which costs for planned major maintenance shutdowns will be deferred and expensed ratably over the period until the next planned major shutdown. Please tell us how you determined that this change in policy is both allowable and preferable. Refer to FASB ASC 250-10-45-12.

Response:

Upon emergence from bankruptcy the successor company adopted fresh start accounting in accordance with FASB ASC 852. FASB ASC 852-10-45-26 through 28 indicate that the financial statements of the successor “will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity” and “are those of a different reporting entity and are prepared using a different basis of accounting.” All policies adopted by the successor were viewed as initial adoption. In accordance with ASC 250-10-45-1, initial adoption of an accounting principle (policy) is not considered a change in accounting principle that would require preferability, as would be required for existing entities electing to change from one acceptable accounting principle to another in accordance with ASC 250-10-45-12. This accounting policy was adopted by the successor entity.

The Company believes that the accounting policy to defer maintenance costs for planned major maintenance and expense ratably over the period until the next planned major shutdown is one of three acceptable GAAP methods pursuant to ASC 908-360-25 and the AICPA Industry Audit Guide: Airlines, Chapter 4. It is also consistent with practice used by other SEC registrants in the Company’s industry.

Securities and Exchange Commission

July 11, 2013

Note 13 – Income Taxes, page 105

10.	Please revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

Response:

The Company has revised the Form 10 in response to the Staff’s comment at page 107.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

July 11, 2013

Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,

/s/ Christopher T. Cox

Christopher T. Cox

cc:	Jay A. Epstein,

NewPage Holdings Inc.